Exhibit 99.1

Stockholm, Sweden	October 1, 2020

The 200th patient's last visit completed in Part A of NefIgArd supporting topline readout in pivotal Phase 3 trial in Q4, 2020

Calliditas Therapeutics AB (publ) (”Calliditas”) today announced that the last visit of the 200th patient has taken place in Part A of the pivotal NeflgArd Phase 3 study.

The NefIgArd trial is studying the effect of Nefecon versus placebo in patients with IgA nephropathy (IgAN) at approximately 150 sites in 19 countries. It has a substantially similar design to the successful Phase 2b NEFIGAN trial, the results of which were published in the Lancet in 2017. The first patient in NeflgArd was randomized in November 2018, and in December 2019 Calliditas announced the full recruitment of Part A, encompassing 200 patients required to support a regulatory submission for potential market approval in the US and Europe (Part A). Topline data for the subjects included in Part A will read out in Q4 of 2020, and subject to positive data Calliditas plans to submit applications for market approval with regulatory agencies in the United States and the European Union in the first half of 2021.

“This is consistent with our communication that our Phase 3 trial remains on track to read out in Q4 of this year. We will now focus on ensuring a timely database lock in order to enable us to present top line data in this quarter. We are very excited to have reached this important milestone and look forward to sharing the trial results as they become available.” said Renée Aguiar-Lucander, CEO of Calliditas Therapeutics.

For further information, please contact:

Marie Galay, Investor Relations Manager

Tel.: +44 7955129845, email: marie.galay@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on October 1, 2020 at 9:45 a.m. CET.

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.

Forward-Looking Statements

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